Arvest Investments, Inc.

(A wholly-owned subsidiary of Arvest Bank)

Statement of Financial Condition

December 31, 2024



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Arvest Investments, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Arvest Investments, Inc. (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Springdale, Arkansas
February 28, 2025

We have served as the Company's auditor since 1996.

PricewaterhouseCoopers LLP, 4100 Corporate Center Dr, Suite 400, Springdale, Arkansas 72762
T: (479) 587-3430, www.pwc.com/us

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$ 1,062,360
Receivable from clearing firm	28,776,835
Prepaid expenses	736,611
Deferred income taxes	751,614
Income taxes receivable	633,797
Other assets	250,000
Total assets	**$ 32,211,217**

Liabilities and Stockholder's Equity

Payable to Arvest Bank	$ 10,265,165
Payable to Arvest Insurance, Inc.	142,704
Deferred revenue	195,349
Total liabilities	**10,603,218**
Common stock (no par value; 1,000 shares authorized; 100 shares issued and outstanding) and additional paid in capital	15,500,000
Retained earnings	6,107,999
Total stockholder's equity	**21,607,999**
Total liabilities and stockholder's equity	**$ 32,211,217**

The accompanying notes are an integral part of this Statement of Financial Condition.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Notes to Statement of Financial Condition
December 31, 2024

1. **The Company**

    Arvest Investments, Inc., ("AII" or the "Company") is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. AII is an Arkansas corporation that is a wholly-owned subsidiary of Arvest Bank, a wholly-owned indirect subsidiary of Arvest Bank Group, Inc. ("ABG"). AII does not hold customer funds or securities for customers, but operates as an introducing broker-dealer on a fully disclosed basis and forwards most transactions to a clearing broker-dealer. For transactions not forwarded to a clearing broker-dealer, AII forwards the transaction directly to the appropriate company/sponsor. AII primarily offers a wide range of investment security products to retail customers of Arvest Bank.

    AII executes its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, which carries the accounts and securities of AII's customers. The securities transactions are settled and cleared pursuant to a clearing agreement with the clearing broker-dealer. AII also earns revenue from the sales of qualified retirement plan products and services and from the sale of alternative investments.

    AII is the exclusive provider of retail brokerage services for Arvest Bank and primarily derives its revenues from these services. Most of AII's registered representatives are located in banking locations of Arvest Bank, which operates in Arkansas, Kansas, Missouri, and Oklahoma.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Notes to Statement of Financial Condition
December 31, 2024

2. **Summary of Significant Accounting Policies**

The accounting and reporting policies of AII conform to accounting principles generally accepted in the United States of America and prevailing practices within the broker-dealer industry. The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions which impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents
AII has defined cash equivalents as highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business.

Receivables
Receivable amounts from AII's clearing broker-dealer and other counterparties consisted of fees and commissions. AII continually monitors collections and payments and maintains an allowance, as appropriate, for credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The allowance for credit losses is based on an estimate of the amount of potential credit losses in existing accounts receivable, as determined from a review of aging schedules, past due balances, historical collection experience and other specific account data. Careful analysis of the financial condition of our counterparties is also performed. If determined uncollectible, aged balances are written off as credit loss expenses, which would be included in other expenses on the Statement of Income and Comprehensive Income. Based on AII's assessment as of December 31, 2024 and for the year then ended, the allowance and related provision for credit losses were not material.

Income Taxes
AII's tax provision is determined pursuant to Financial Accounting Standards Board ("FASB") ASC 740. AII is included in the consolidated federal income tax return and consolidated state tax returns filed by Arvest Bank Group, Inc., and determines its tax expense or benefit on a separate return basis. Pursuant to AII's tax sharing agreement with ABG, AII recognizes tax benefits to the extent they are utilized in the consolidated return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be realized or settled. Recognition of certain deferred tax assets is based upon management's belief that based upon historical earning and anticipated future earnings, normal operations will continue to generate sufficient future taxable income to realize these benefits. A valuation allowance is established for deferred tax assets when, in the opinion of management, it is more likely than not that the asset will not be realized. It is AII's policy to recognize interest and penalties related to unrecognized tax benefits in income tax expense. At December 31, 2024 income taxes receivable on the statement of financial condition was due from ABG.

3. **Other Assets**

Other assets consist of clearing security deposits required by AII's clearing broker-dealer that it has contracted with to provide AII with clearing and custody services.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Notes to Statement of Financial Condition
December 31, 2024

4.   **Net Capital Requirements**

AII is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and establishes a maximum ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2024, AII had net capital of $19,335,977 which was $18,629,095 in excess of its required net capital of $706,882, and a ratio of aggregate indebtedness to net capital of .55 to 1, which was less than the maximum allowable ratio of 15 to 1.

5.   **Income Taxes**

AII has a deferred tax asset as of December 31, 2024, in the amount of $751,614, which is primarily related to employee compensation and benefit plans. No valuation allowance has been recorded at December 31, 2024, as management believes it is more likely than not that the remaining deferred tax assets will be fully realized.

The net deferred tax asset recorded on the statement of financial condition as of December 31, 2024 is comprised of the following:

Deferred tax assets		
Employee compensation and benefit plans	$	738,817
Other		46,149
		784,966
Deferred tax liabilities		
Depreciation		(17,766)
Prepaids		(15,586)
		(33,352)
Net deferred tax asset	$	751,614

The tax years open to examination are 2020 to the present. AII did not have any uncertain tax positions at December 31, 2024. The Company does not expect that unrecognized tax benefits will increase or decrease within the next 12 months.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Notes to Statement of Financial Condition
December 31, 2024

6. **Transactions with Related Parties**

AII operates its administrative offices in facilities that are provided by Arvest Bank Operations Inc., ("ABO"), a wholly-owned subsidiary of Arvest Bank, under the terms of an agreement between AII and Arvest Bank. Under the terms of this agreement, ABO also provides equipment and purchases support services, including the services of all licensed and non-licensed associates of AII, information technology services, and all personnel services. The agreement between AII and Arvest Bank is short-term in nature and cancellable at any time with a thirty-day notice. Payable to Arvest Bank represents unpaid balances relating to these expenses as of December 31, 2024.

Arvest Insurance, Inc., ("AIC") is also owned by AII's parent company, Arvest Bank. AII's clearing broker-dealer also provides clearing services to AIC. At December 31, 2024, AII's account at its clearing broker-dealer included funds due to AIC. These funds are included in AII's receivable from clearing firm and are included in Payable to AIC.

Stated financial results may differ if these transactions were conducted with other external parties.

Arvest Bank may, from time to time, provide AII with capital contributions to maintain minimum net capital requirements. During the year ended December 31, 2024, there were no such contributions of capital. AII maintained cash on deposit with Arvest Bank at December 31, 2024 totaling $1,006,268, which is included in Cash and cash equivalents.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Notes to Statement of Financial Condition
December 31, 2024

7. **Commitments and Contingencies**

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown and this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss related to these general indemnifications to be remote.

Additionally, from time to time, the Company is involved in legal proceedings relating to products and practices of the Company and the Company's financial advisors including employment and other litigation and arbitrations with private claimants, and informal and formal request for information, examinations, and investigations. Such investigations, inquiries or examinations could develop into administrative, civil or criminal proceedings or enforcement actions, in which remedies could include fines, penalties, restitution or alterations in the Company's business practices, and could result in additional expenses, limitations on certain business activities and reputational damage.

AII's customer securities activities are transacted on either a cash or margin basis. In margin transactions, AII's clearing broker-dealer extends credit to AII's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker-dealer clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. In the event the customer fails to satisfy its obligations, the clearing broker-dealer may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Any associated loss incurred by the clearing broker-dealer may be reimbursed by AII in accordance with the clearing agreement between the clearing broker-dealer and AII. AII seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. AII monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions, when necessary.

As the right to charge AII has no maximum amount and may apply to all trades executed through the clearing broker-dealer, AII believes there is no maximum amount assignable to this right. At December 31, 2024, AII had recorded no liabilities with regard to this right. AII has not historically incurred any material losses arising from these activities and does not anticipate future losses, if any, to have a material impact on the Statement of Financial Condition.

In addition, AII has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. AII monitors the credit standing of the clearing firm and all counterparties with which it conducts business.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Notes to Statement of Financial Condition
December 31, 2024

8. **Fair Value Measurements**

AII had cash of $1,062,360 at December 31, 2024. Under the fair value hierarchy, cash and cash equivalents are classified as Level 1. There were no transfers between fair value hierarchy levels during the year ended December 31, 2024.

Fair value is a market-based measurement and is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value hierarchy for disclosure of fair value measurements is used to maximize the use of observable inputs, that is, inputs that reflect the assumption market participants would use in pricing an asset or liability based on market data obtained from sources independent of the reporting entity. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Level 1   Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. The types of instruments valued based on quoted prices for similar assets with reasonable levels of price transparency. AII held no Level 2 assets during the year ended December 31, 2024.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement. AII held no Level 3 assets during the year ended December 31, 2024.

9. **Subsequent Events**

AII has evaluated subsequent events through February 28, 2025, the date the Statement of Financial Condition was available to be issued. There were no additional events or transactions discovered during this evaluation that require additional recognition or disclosure in the Statement of Financial Condition.